Mail Stop 4561

December 19, 2007

Mr. Richard E. Moran Jr.
Executive Vice President and Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

      Re: **Kilroy Realty Corporation**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed February 28, 2007
              File No. 001-12675

Dear Mr. Moran:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Richard E. Moran Jr.
Kilroy Realty Corporation
December 19, 2007
Page 2

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 32

1.   Please note that your MD&A disclosures related to critical accounting policies should supplement and enhance the description of the critical accounting policies in the notes to your consolidated financial statements, and is not intended to be a duplication of the footnote disclosure. Please revise your disclosures in future filings to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably like to result from its application over time. The revised disclosure should include how you arrived at your estimates, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumptions involved that impact your current financial condition and operating performance, or the comparability of reported information over multiple reporting periods. Refer to the guidance in FR-72 dated December 2003.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

2.   Please tell us your basis for including assets held for sale within total real estate assets, net within your consolidated balance sheet. Please cite relevant accounting literature relied upon within your response.

Notes to Consolidated Financial Statements

4. Properties Held for Sale and Dispositions, page F-18

3.   Please tell us whether the results of operations for the property sold in July 2005, 2260 E. El Segundo Blvd, are included in discontinued operations and, if so, management's basis for doing so. Due to the participation in future profits of the operation or sale of the property, it appears that you have continuing involvement with the property.

13. Minority Interests, page F-26

4.   Please tell us and disclose, in future filings, the amount of consideration that would be paid to the holders of the common limited partnership units as if the termination of the operating partnership occurred on the balance sheet date.

Mr. Richard E. Moran Jr.
Kilroy Realty Corporation
December 19, 2007
Page 3

16. Employee Retirement and Share-Based Incentive Plans, page F-29

5.   Please tell us how you have complied with the disclosure requirements of paragraphs 64 – 65 and A240 – A241 of SFAS 123(R) or tell us why such disclosure is not appropriate.

22. Earnings (Loss) Per Share, page F-41

6.   Please tell us, and disclose, whether you have included the outstanding limited partnership units within your calculation of earnings (loss) per share and your basis for either the exclusion or inclusion. Please cite relevant accounting literature within your response.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at 202.551.3575 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief